UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

SUNLINK HEALTH SYSTEMS, INC.

(Name of the Issuer)

SUNLINK HEALTH SYSTEMS, INC.

(Names of Persons Filing Statement)

Common Shares, no par value

(Title of Class of Securities)

867370102

(CUSIP Number of Class of Securities)

Robert M. Thornton, Jr.

Chairman

SunLink Health Systems, Inc.

900 Circle 75 Parkway

Suite 1120

Atlanta, Georgia 30339

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with a copy to:

Howard E. Turner, Esq.

M. Timothy Elder, Esq.

Smith, Gambrell & Russell, LLP

Suite 3100, Promenade II

1230 Peachtree Street, N.E.

Atlanta, Georgia 30309-3592

(404) 815-3500

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$750,000.00	$97.35 ***

*

Estimated solely for purposes of calculating the filing fee pursuant to Rules 0-11 under the Securities Exchange Act of 1934, as amended, based on the dollar amount to be used in the purchase of shares in the Share Repurchase Program

**

The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals one-fiftieth of one percent of the aggregate amount of transaction value.

***	Previously Paid

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$97.35

Form or Registration No.:	Schedule 13E-3 File No. 005-03600

Filing Party:	SunLink Health Systems, Inc.

Date Filed:	October 16, 2019

INTRODUCTION

This Amendment No. 7 to Schedule 13E-3 amends and supplements the Schedule 13E-3 originally filed with the Securities and Exchange Commission (“SEC”) on October 16, 2019, Amendment No. 1 thereto filed with the SEC on October 25, 2019, Amendment No. 2 thereto filed with the SEC on October 28, 2019, Amendment No. 3 thereto filed with the SEC on November 15, 2019, Amendment No. 4 thereto filed with the SEC on January 31, 2020, Amendment No. 5 thereto filed with the SEC on February 18, 2020, and Amendment No. 6 filed with the SEC on March 26, 2020 (together with any amendments and supplements thereto and the exhibits thereto and hereto, this “Schedule 13E-3”) and relates to a Share Repurchase Program (the “Program”) by SunLink Health Systems, Inc. (“SunLink” or the “Company”). At the recommendation of management of the Company, SunLink’s Board of Directors (the “Board”) approved and previously implemented the Program, which provided for the repurchase of up to $750,000 of the Company’s common shares, no par value (the “Shares”) from time to time, at prevailing market prices through open market transactions pursuant to Rule 10b5-1 and Rule 10b-18 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The purpose of the Program was to return capital to shareholders who wished to sell their shares, to increase the liquidity of the market for the shares during the pendency of the Program, and allow holders of the shares a purely voluntary opportunity to receive a return of some or all of their investment, in a tax efficient manner, if they so elected.

The Program and purchases thereunder may have had the effect of reducing the number of holders of record of shares, which, depending on future changes, if any, in the number of the Company’s registered holders, could permit the Company to deregister the shares under the Exchange Act and cease being a public reporting company (collectively, “Deregistration”). Management might recommend and the Board might approve Deregistration if they conclude Deregistration is in the best interests of the Company. Management and the Board each currently believe that Deregistration could result in significant cost savings to the Company. Because the effect of purchases under the Program by itself or together with independent actions by SunLink shareholders might have been to permit Deregistration (whether or not effected), the Company treated the Program as a “purchase” within the meaning of Rule 13e-3 and filed this Schedule 13E-3 (of which a Notice of Share Repurchase Program dated October 28, 2019 (the “Notice”) is an exhibit) with the SEC and provided its shareholders with the same information as is required in a going private transaction intended to or which could reasonably be expected to result in Deregistration.

On March 25, 2020, SunLink suspended the Program in light of the uncertainty of the impact of the COVID-19 pandemic. Prior to its suspension, the Program was scheduled to expire at 4:00 PM, New York City Time, on June 1, 2020, unless further extended or earlier terminated. The Program was not resumed after its suspension and terminated as of 4:00 PM on June 1, 2020 without any additional purchases under the Program.

As of 4:00 P.M. on March 24, 2020 and June 1, 2020, 87,534 Shares have been purchased under the Program for an aggregate purchase price of $100,706. As of June 1, 2020, the Company had 292 shareholders of record. If the number of holders of record remains under 300, the Company is entitled to Deregister. However, the Company does not know whether the number of holders of record will further change. Currently, the Company does not expect to take any action to Deregister absent a material reduction below 300 holders of record.

ITEM 15.	ADDITIONAL INFORMATION

Item 15 of the Schedule 13e-3 is hereby amended and supplemented as follows:

Press Release issued by SunLink Health Systems, Inc. on June 2, 2020 announcing the final results of the Program, which was suspended on March 25, 2020 and expired at 4:00, New York City time, on June 1, 2020. A copy of the press release is filed herewith as Exhibit (a)(5)(F) and is incorporated herein by reference.

ITEM 16.	EXHIBITS

(a); (b); (c); (d); (f); (g) See Exhibit Index immediately following the signature page.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SunLink Health Systems, Inc.

Dated: June 2, 2020	By:	/s/ Robert M. Thornton, Jr.
Name: Robert M. Thornton, Jr.
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Document

(a)(3)(A)*	Notice of Share Repurchase Program, dated October 28, 2019 (incorporated by reference from Exhibit (a)(3)(A) to Amendment No. 2 to Schedule 13E-3 filed October 28, 2019). (Commission File No. 191173250).

(a)(5)(A)*	Quarterly Report on Form 10-Q for the Quarter Ended December 31, 2019 filed February 13, 2020 (Commission File No. 191218892) (incorporated by reference).

(a)(5)(B)*	Annual Report on Form 10-K for the Year Ended June 30, 2019 filed September 27, 2019 (Commission File No. 191122160) (incorporated by reference).

(a)(5)(C)*	Definitive Proxy Statement on Schedule 14A, dated September 27, 2019 filed September 27, 2019 (Commission File No. 191122279) (incorporated by reference).

(a)(5)(D)*	Press Release announcing extension of the Expiration Time dated January 31, 2020

(a)(5)(E)*	Press Release announcing suspension of Share Repurchase Program dated March 25, 2020.

(a)(5)(F)	Press Release announcing expiration of Share Repurchase Program dated June 2, 2020.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)*	Agreement of Understanding, dated June 28, 2007, between Christopher H. B. Mills and SunLink Health Systems, Inc. (incorporated by reference from Exhibit 99.2 of the Company’s Report on Form 8-K filed July 16, 2007). (Commission File No. 07982325).

(d)(2)*	Shareholder Rights Agreement dated as of February 10, 2004, between SunLink Health Systems, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated by reference from Exhibit 4.1 of the Company’s Report on Form 8-K filed February 27, 2014). (Commission File No. 14647348).

(d)(3)*	Tax Benefits Preservation Rights Plan between SunLink Health Systems, Inc. and American Stock Transfer & Trust, LLC, as Rights Agent dated as of September 29, 2016 (incorporated by reference from Exhibit 4.2 of the Company’s Report on Form 8-K filed September 29, 2016). (Commission File No. 161910046).

(d)(4)*	2005 Equity Incentive Plan (incorporated by reference from Exhibit 99.1 of the Company’s Registration Statement on Form S-8 filed September 20, 2006). (Commission File No. 061100389).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previous filed

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